SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 Bitstream Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   091736 10 8
                                 (CUSIP Number)

            Paul A. Gajer, Esq., Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 17, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 091736 10 8                                               Page 2 of 13


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      JHI Development Capital Limited
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Jersey, Channel Islands
--------------------------------------------------------------------------------

        NUMBER OF          7    SOLE VOTING POWER         646,616 (1)
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER       0
        OWNED BY           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER    646,616 (1)
        REPORTING          -----------------------------------------------------
         PERSON            10   SHARED DISPOSITIVE POWER  0
          WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      646,616 (1)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.88%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

(1) Includes 632,382 outstanding shares of Bitstream Inc. Class A Common Stock and 14,234 shares issuable to JHI Development Capital Limited upon the exercise of warrants.

CUSIP NO. 091736 10 8                                               Page 3 of 13
--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      James Hardie (Holdings) Limited
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Jersey, Channel Islands
--------------------------------------------------------------------------------

        NUMBER OF          7    SOLE VOTING POWER         (Items 2 and 5)
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER    (Items 2 and 5)
        REPORTING          -----------------------------------------------------
         PERSON            10   SHARED DISPOSITIVE POWER
          WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (Items 2 and 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP NO. 091736 10 8                                               Page 4 of 13




--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      James Hardie Industries Limited
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Sydney, Australia
--------------------------------------------------------------------------------

        NUMBER OF          7    SOLE VOTING POWER         (Items 2 and 5)
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER    (Items 2 and 5)
        REPORTING          -----------------------------------------------------
         PERSON            10   SHARED DISPOSITIVE POWER
          WITH
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (Items 2 and 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

CUSIP NO. 091736 10 8                                               Page 5 of 13



      This Amendment No. 1 amends the Schedule 13D filed on November 18, 1996 (the "Schedule 13D") on behalf of JHI Development Capital Limited, a company registered under the laws of Jersey, Channel Islands ("JHI"), James Hardie (Holdings) Limited, a company registered under the laws of Jersey, Channel Islands ("JH Holdings"), and James Hardie Industries Limited, a publicly held corporation organized under the laws of Australia ("JH Industries") with respect to the shares of the Class A Common Stock, par value $.01 per share ("Common Stock") of Bitstream Inc., a Delaware corporation ("Bitstream").

Item 2.  Identity and Background

      Item 2 of Schedule 13D is hereby updated and supplemented in the following respects:

      The information set forth below is given with respect to (i) JHI Development Capital Limited, a company registered under the laws of Jersey, Channel Islands ("JHI"), (ii) James Hardie (Holdings) Limited ("JH Holdings"), a company registered under the laws of Jersey, Channel Islands, and (iii) James Hardie Industries Limited, a publicly held corporation organized under the laws of Australia ("JH Industries"), and each director and executive officer thereof, on Annexes 2A, 2B and 2C, respectively. On each of Annexes 2A through 2C hereto, column (a) indicates the name of each person; column (b) indicates the address of the principal business and the address of the principal office of each entity or the business address of each natural person; column (c) indicates each such entity's principal business or such natural person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted as applicable; column (d) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case; column (e) indicates whether or not, during the last five years, such person, or any executive officer, director or controlling person of such person, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identifies and describes such proceedings and summarizes the terms of such judgment, decree or final order; and column (f) indicates, in the case of any natural person, the citizenship of such person.

      This Amendment No. 1 to the Schedule 13D is being filed by JHI, JH Holdings and JH Industries (collectively, the "Reporting Persons"). JHI is the record holder and may be deemed "beneficial owner," within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the Common Stock covered hereby. JHI is a subsidiary of JH Holdings. Accordingly, JH Holdings may be regarded as the "beneficial owner," within the meaning of the Exchange Act, of the Common Stock held by JHI. JH Holdings is indirectly controlled by JH Industries. Accordingly, JH Industries may be deemed to be the "beneficial owner," within the meaning of the Exchange Act, of the Common Stock held by JHI.

      The Reporting Persons do not admit they constitute a "group" for purposes of Section 13(d) under the Exchange Act.

CUSIP NO. 091736 10 8                                         Page 6 of 13 Pages


                                                                        Annex 2A
                         JHI DEVELOPMENT CAPITAL LIMITED


==============================================================================================================================
               (a)                          (b)                             (c)                         (d) (e)      (f)
------------------------------------------------------------------------------------------------------------------------------
JHI Development Capital     Templar House               JHI Development Capital Limited ("JHI") is      No  No  Not Applicable
Limited                     Don Road                    engaged in the business of investments holding.
                            St. Helier, Jersey JE4 8WH
                            Channel Islands
------------------------------------------------------------------------------------------------------------------------------
Robert Anthony Christensen  Templar House               Mr. Christensen is a director of JHI. Mr.       No  No  British
                            Don Road                    Christensen's principal employer is Volaw
                            St. Helier, Jersey JE4 8WH  Trust & Corporate Services Limited, a company
                            Channel Islands             registered under the laws of Jersey, Channel
                                                        Islands ("Volaw"), which has a principal
                                                        place of business at Templar House, Don Road,
                                                        St. Helier, Jersey JE4 8WH, Channel Islands,
                                                        of which Mr. Christensen is a Managing
                                                        Director. Volaw is principally engaged in the
                                                        business of providing trust and corporate
                                                        administration services.
------------------------------------------------------------------------------------------------------------------------------
Bryon Gottfried Borgardt    26300 La Alameda            Mr. Borgardt is a director of JHI. Mr.          No  No  United States
                            Suite 250                   Borgardt's principal employer is James Hardie
                            Mission Viejo, California   Industries (USA) Inc., a corporation
                            92691                       organized under the laws of the state of
                                                        California ("JH USA"), which has a principal
                                                        place of business at 26300 Las Alameda,
                                                        Mission Viejo, California 92691, of which Mr.
                                                        Borgardt is the Senior Vice President,
                                                        Finance and Administration. JH USA is
                                                        principally engaged in the business of
                                                        manufacturing and supplying building products
                                                        and services.
------------------------------------------------------------------------------------------------------------------------------
Phillip Graham Morley       65 York Street              Mr. Morley is a director of JHI. Mr. Morley's   No  No  Australian
                            Sydney NSW 2000             principal employer is James Hardie Industries
                            Australia                   Limited, a publicly held corporation
                                                        organized under the laws of Australia ("JH
                                                        Industries"), which has a principal place of
                                                        business at 65 York Street, Sydney NSW 2000,
                                                        Australia, of which Mr. Morley is Chief
                                                        Financial Officer. JH Industries is
                                                        principally engaged in the business of
                                                        manufacturing and supplying building products
                                                        and services.
==============================================================================================================================

CUSIP NO. 091736 10 8                                         Page 7 of 13 Pages


                                                                        Annex 2B
                         JAMES HARDIE (HOLDINGS) LIMITED


==============================================================================================================================
            (a)                          (b)                             (c)                            (d) (e)      (f)
------------------------------------------------------------------------------------------------------------------------------
James Hardie (Holdings)     Templar House               James Hardie (Holdings) Limited ("JH            No  No  Not Applicable
Limited                     Don Road                    Holdings") is engaged in the business of
                            St. Helier, Jersey JE4 8WH  investment holding.
                            Channel Islands
------------------------------------------------------------------------------------------------------------------------------
Robert Anthony Christensen  See Annex 2A                Mr. Christensen is a director of JH Holdings.   No  No  British
                                                        See Annex 2A for information regarding Mr.
                                                        Christensen.
------------------------------------------------------------------------------------------------------------------------------
Bryon Gottfried Borgardt    See Annex 2A                Mr. Borgardt is a director of JH Holdings.      No  No  United States
                                                        See Annex 2A for information regarding Mr.
                                                        Borgardt.
------------------------------------------------------------------------------------------------------------------------------
Trevor Lennard Norman       Templar House               Mr. Norman is a director of JH Holdings. Mr.    No  No  British
                            Don Road                    Norman's principal employer is Volaw of which
                            St. Helier, Jersey JE4 8WH  he is Finance Director. See Annex 2A for more
                            Channel Islands             information regarding Volaw.
------------------------------------------------------------------------------------------------------------------------------
Phillip Graham Morley       65 York Street              Mr. Morley is a director of JH Holdings. See    No  No  Australian
                            Sydney, NSW 2000            Annex 2A for information regarding Mr.
                            Australia                   Morley.
==============================================================================================================================

CUSIP NO. 091736 10 8                                         Page 8 of 13 Pages


                                                                        Annex 2C
                         JAMES HARDIE INDUSTRIES LIMITED


==============================================================================================================================
            (a)                          (b)                             (c)                            (d) (e)      (f)
------------------------------------------------------------------------------------------------------------------------------
James Hardie Industries    65 York Street               James Hardie Industries Limited ("JH            No  No  Not Applicable
Limited                    Sydney, NSW 2000             Industries") is principally engaged in the
                           Australia                    business of manufacturing and supplying
                                                        building products and services.
------------------------------------------------------------------------------------------------------------------------------
A.G. McGregor              65 York Street               Mr. McGregor is Chairman of the Board of        No  No  Australia
                           Sydney, NSW 2000             Directors of JH Industries. Mr. McGregor's
                           Australia                    principal occupation is serving as a director
                                                        of a number of Australian corporations and
                                                        organizations.
------------------------------------------------------------------------------------------------------------------------------
Dr. R.K. Barton            65 York Street               Dr. Barton is Managing Director of JH           No  No  Australia
                           Sydney, NSW 2000             Industries. Dr. Barton's principal employer
                           Australia                    is JH Industries.
------------------------------------------------------------------------------------------------------------------------------
The Hon. Sir Llewellyn R.  65 York Street               Sir Llewellyn Edwards is a non-executive        No  No  Australia
Edwards                    Sydney, NSW 2000             director of JH Industries. Sir Llewellyn
                           Australia                    Edwards' principal occupation is serving as a
                                                        director of a number of Australian
                                                        corporations and organizations.
------------------------------------------------------------------------------------------------------------------------------
M. Hellicar                65 York Street               Ms. Hellicar is a non-executive director of     No  No  Australia
                           Sydney, NSW 2000             JH Industries. Ms. Hellicar's principal
                           Australia                    employer is TNT Logistics Asia Pte Ltd., a
                                                        corporation organized under the laws of
                                                        Singapore, which has a principal place of
                                                        business at Lawson Square, Redfern, NSW 2016,
                                                        Australia, of which Ms. Hellicar is Managing
                                                        Director. TNT Logistics Asia Pte Ltd. is
                                                        principally engaged in the business of
                                                        providing transport and logistics services.
------------------------------------------------------------------------------------------------------------------------------
P.J. Willcox               65 York Street               Mr. Willcox is a non-executive director of JH   No  No  Australia
                           Sydney, NSW 2000             Industries. Mr. Willcox's principal
                           Australia                    occupation is serving as a director of a
                                                        number of Australian corporations and
                                                        organizations.
==============================================================================================================================

CUSIP NO. 091736 10 8                                         Page 9 of 13 Pages


                                                            (Annex 2C continued)


==============================================================================================================================
            (a)                          (b)                             (c)                            (d) (e)      (f)
------------------------------------------------------------------------------------------------------------------------------
M.R. Brown                 65 York Street               Mr. Brown is a non-executive director of JH     No  No  Australia
                           Sydney, NSW 2000             Industries. Mr. Brown's principal employer is
                           Australia                    Brambles Industries Ltd., a publicly held
                                                        corporation organized under the laws of
                                                        Australia, which has a principal place of
                                                        business at level 40, Gateway, 1 Macquarie
                                                        Place, Sydney, NSW 2000, Australia, of which
                                                        Mr. Brown is Group Finance Director. Brambles
                                                        Industries Ltd. is principally engaged in the
                                                        business of providing transport and storage
                                                        services.
------------------------------------------------------------------------------------------------------------------------------
P.J. Pedley                65 York Street               Mr. Pedley is a non-executive director of JH    No  No  British
                           Sydney, NSW 2000             Industries. Mr. Pedley's principal employer
                           Australia                    is BIL (Australia Holdings) Ltd., a
                                                        corporation organized under the laws of
                                                        Australia, which has a principal place of
                                                        business at level 41, Gateway, 1 Macquarie
                                                        Place, Sydney, NSW 2000, Australia, of which
                                                        Mr. Pedley is Chief Investment Analyst. BIL
                                                        (Australia Holdings) Ltd. is principally
                                                        engaged in the business of investment
                                                        holding.
==============================================================================================================================

CUSIP NO. 091736 10 8                                        Page 10 of 13 Pages



Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby supplemented as follows:

      On March 17, 1998, JHI sold 90,000 shares in the open market at an average price of $3.5139 per share.

      JHI holds of record and may be deemed to "beneficially own," within the meaning of Exchange Act, 646,616 shares of Common Stock, including 14,234 shares of Common Stock issuable upon the exercise of warrants, representing "beneficial ownership," within the meaning of the Exchange Act, of approximately 9.88% of the total shares of Common Stock outstanding.

      JHI has sole power to vote, dispose of and direct the disposition of all of the shares of Common Stock held by JHI. JHI is a subsidiary of JH Holdings. Accordingly, JH Holdings may be deemed the "beneficial owner," within meaning of the Exchange Act, of the Common Stock held by JHI. JH Holdings is indirectly controlled by JH Industries. Accordingly, JH Industries may be deemed to be the beneficial owned of the Common Stock held by JHI.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is hereby updated and supplemented in the following respects:

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Exhibits.

      None.

CUSIP NO. 091736 10 8                                        Page 11 of 13 Pages


                                   SIGNATURE


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March  26, 1998



                                   By:   JHI DEVELOPMENT CAPITAL LIMITED


                                   By:   /s/Robert Anthony Christensen
                                         ---------------------------------------
                                         Name:  Robert Anthony Christensen
                                         Title: Director

CUSIP NO. 091736 10 8                                        Page 12 of 13 Pages


                                    SIGNATURE


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 1998


                                   JAMES HARDIE (HOLDINGS) LIMITED


                                   By:   /s/Trevor Lennard Norman
                                         ---------------------------------------
                                         Name:  Trevor Lennard Norman
                                         Title: Director

CUSIP NO. 091736 10 8                                        Page 13 of 13 Pages

                                    SIGNATURE


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 1998



                                   JAMES HARDIE INDUSTRIES LIMITED


                                   By:   /s/ Stephen E. Harman
                                         ---------------------------------------
                                         Name:  Stephen E. Harman
                                         Title: Financial Controller